SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lexar Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52886P104 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

CUSIP No. 52886P104	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APV Technology Partners II, L.P. 94-3274676

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,536,645 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 3,536,645 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,536,645

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%

12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 52886P104	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APV Management Co. II, LLC 94-3274613

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 52886P104	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William J. Stewart ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 31,247 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 31,247 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,247

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 52886P104	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter G. Bodine ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 52886P104	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Spencer C. Tall ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 52886P104	13G	Page 7 of 11 Pages

Item 1.

(a)	Name of Issuer

Lexar Media, Inc.

(b)	Address of Issuer’s Principal Executive Offices

47421 Bayside Parkway

Fremont, California 94538

Item 2.

(a)	Name of Person Filing

APV Technology Partners II, L.P. APV Management Co. II, LLC is the General Partner of APV Technology Partners II, L.P. Mr. William J. Stewart, Mr. Peter G. Bodine and Mr. Spencer C. Tall are each Managing Members of APV Management Co. II, LLC.;

(b)	Address of Principal Business Office or, if none, Residence

2370 Watson Court, Suite 200

Palo Alto, CA 94303

(c)	Citizenship

U.S.A.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

52886P104

Item 3.    Not applicable

Item 4.    Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

The 31,247 shares beneficially owned by Mr. William J. Stewart represent shares underlying options exercisable within 60 days of December 31, 2002.

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

CUSIP No. 52886P104	13G	Page 8 of 11 Pages

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of the Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best if my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52886P104	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2003

APV Technology Partners II, L.P.

By:	APV Management Co. II, LLC, its General Partner

By:	Managing Members

/s/ WILLIAM J. STEWART
William J. Stewart

/s/ PETER G. BODINE
Peter G. Bodine

/s/ SPENCER C. TALL
Spencer C. Tall

CUSIP No. 52886P104	13G	Page 10 of 11 Pages

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated February 13, 2003, among the signatories to this Schedule 13G.